Morrison Warren Partner	Chapman and Cutler llp 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T (312) 845-3484 warren@chapman.com

December 27, 2024

VIA EDGAR CORRESPONDENCE

Eileen Smiley
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Roundhill ETF Trust
File Nos. 333-273052; 811-23887

Dear Ms. Smiley:

This letter responds to your comments regarding the registration statement filed on Form N-1A for the Roundhill ETF Trust (the “Registrant” or the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on May 31, 2024 (the “Registration Statement”). The Registration Statement relates to the Roundhill S&P 500 No Dividend ETF (formerly Roundhill U.S. Equity No Dividend ETF) (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the Registration Statement.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement and that it will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness.

Comment 2 – Investment Objective

The Staff notes the Fund’s investment objective, set forth below:

The Fund seeks to track the total return, before fees and expenses, of the S&P 500 Index.

Please confirm that the investment objective is consistent with other disclosure throughout the prospectus.

Response to Comment 2

Pursuant to the Staff’s comment, the investment objective has been revised as set forth below.

The Fund seeks to provide the total return, before fees and expenses, of the S&P 500® Index.

Additionally, the section entitled “Principal Investment Strategies” been revised to more clearly articulate that the Fund is an actively managed ETF that seeks to provide the total return, before fees and expenses, of the S&P 500 Index, as set forth below.

The Fund is an actively managed ETF that seeks to provide the total return, before fees and expenses, of the S&P 500® Index.

Comment 3 – Principal Investment Strategies

The Staff is concerned that the use of “No Dividends” in the name of the Fund could lead investors to believe the Fund is investing in U.S. securities that do not pay dividends. Please consider modifying the name of the Fund to make clear that this is not the aim of the Fund. If the Fund changes the name of the Fund, please consider changes to the 80% policy. Furthermore, please also confirm whether the Fund will be using derivatives to meet its 80% policy.

Response to Comment 3

The Registrant respectfully asserts that the inclusion of “No Dividend” in the name of the Fund is compliant with the requirements of Rule 35d-1 of the 1940 Act (the “Names Rule”), as “No Dividend” is not a term “suggesting an investment focus” but is rather a term that “suggests a portfolio-wide result to be achieved.” On Page 42 of the Adopting Release to the Names Rule, the relevant portion of which is set forth below, the Securities and Exchange Commission (the “Commission”) makes clear that such terms are not subject to Rule 35d-1.

After considering comments, we continue to recognize that there are certain terms that do not communicate to investors the particular characteristics of investments that will make up the fund’s portfolio and for which an 80% investment policy will not be required. Such names include, for instance, names that suggest a portfolio-wide result to be achieved, such as “real return,” “balanced,” or “managed risk,” names that reference a particular investment technique, such as “long/short” or “hedged,” and names that reference asset allocation determinations that evolve over time, such as a retirement target date or “sector rotation” funds.” In each of these examples, the fund’s name communicates information to investors about the overall characteristics of the fund’s portfolio, rather than particular investments in the portfolio, and therefore will not necessitate an 80% investment policy under the amended rule.

The inclusion of “No Dividend” in the name of the Fund is critical as it communicates to potential investors the Fund’s key distinguishing characteristic, that an investor in the Fund will not receive a dividend from the Fund. Many investors seek investments that pay dividends. The inclusion of “No Dividend” in the name of the Fund will serve to alert such investors that this investment is not appropriate for them. However, for those investors that seek investments that do not pay dividends (and thus do not generate the accompanying tax liabilities), the inclusion of the term in the name of the Fund will alert them that this a potential investment that aligns with their investment goals and individual situations.

Nevertheless, the Registrant understands the basis of the Staff’s comment. Accordingly, the Registrant proposes to include as the second paragraph of the section entitled “Principal Investment Strategies” the following disclosure to seek to make clear that the Fund’s investment strategy is not to invest in those components of the S&P 500 that do not pay dividends. The Registrant is aware of Instruction 3 to Item 9 of Form N-1A which indicates that “a strategy not to invest in a particular type of security” is not a principal investment strategy. However, in the present instance the Registrant believes that the inclusion of such disclosure may serve to alleviate the Staff’s stated concern.

Please note, the Fund seeks to provide exposure to all components of the S&P 500 Index. It does not only provide exposure to those components of the S&P 500 Index that do not pay dividends.

Additionally, pursuant to the Staff’s comment, the first paragraph of the section entitled “Principal Investment Strategies” has been revised as set forth below to further clarify that the Fund will be using derivatives to meet its 80% investment policy.

Under normal market conditions, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in derivative instruments (such as SPX ETF FLEX Options) that utilize the S&P 500 Index as the reference asset. For purposes of compliance with this investment policy, derivative contracts (i.e. SPX ETF FLEX Options) will be valued at their notional value.

Comment 4 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

The Adviser seeks to minimize the Fund’s taxable income such that the Fund does not distribute any income to shareholders each year.

Please supplementally explain to the Staff, and disclose to investors, how the Fund intends to avoid income distributions.

Response to Comment 4

The investment strategy pursued by the Fund is not complex but is based on the Fund’s ability to conduct redemptions of its FLEX Option positions on an in-kind basis. When the Fund receives a creation order, which will be conducted for cash, the Fund will use substantially all of this incoming cash to purchase SPX ETF FLEX Call Options with strike prices that are deeply in-the-money (ie. strike prices as low as $0.01). These SPX ETF FLEX Call Options will provide the Fund with exposure to the total return of the S&P 500 Index but they do not pay dividends or otherwise generate income that would trigger current income. When a redemption order comes in, the Fund will conduct an in-kind redemption of these SPX ETF FLEX Options to avoid triggering capital gains liabilities.

The Fund has revised the fourth paragraph of the section entitled “Principal Investment Strategies,” as set forth below, to provide additional clarity on the Fund’s strategy.

The Fund intends to invest substantially all of its assets in SPX ETF FLEX Options that are deeply “in-the-money” at the time of investment. It is anticipated that the strike prices of such options will be as low as $0.01. These SPX ETF FLEX Options provide the Fund exposure to the total return of the S&P 500® Index but do not pay dividends. To the extent that the Fund needs to meet redemptions, it will effectuate such redemptions on an “in-kind” basis to avoid generating income that would need to be paid out to shareholders in the form of a dividend. Therefore, to the extent that the Fund was unable to conduct redemptions on an in-kind basis, its ability to successfully achieve its goal of not paying dividends will be significantly impaired.

Comment 5 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

The strategy has been designed for investors who seek exposure to the S&P 500® Index but do not want to receive distribution payments.

Please conform the phrase “seek exposure” to the Fund’s investment objective. With respect to “distribution payments,” please specify whether the Fund is trying to avoid income distributions or both income and capital gains.

Response to Comment 5

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

The strategy has been designed for investors seeking to achieve the total return of the S&P 500® Index, but do not want to receive dividend payments of any kind (including income or capital gains distributions).

Comment 6 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

The Fund intends to invest substantially all of its assets in SPY FLEX Options that are deeply “in-the-money” at the time of investment.

Please provide more detail about the strategy in terms of the types of options that will be bought or sold to gain exposure to the S&P 500 Index. Please include further disclosure regarding how the strategy avoids paying income and/or capital gains distributions.

Response to Comment 6

Pursuant to the Staff’s comment, the following disclosure has been added as the fifth paragraph of the section entitled “Principal Investment Strategies”:

The SPX ETF FLEX Options in which the Fund will invest will be purchased call options. FLEX Options are a type of exchange-listed options contract with uniquely customizable terms that allow investors to customize key terms like type, strike price and expiration date that are standardized in a typical options contract. FLEX Options are also guaranteed for settlement by the OCC. The options utilized by the Fund are cash-settled “European” style options. An option is said to be “European Style” when it can be exercised only at expiration whereas an “American Style” option can be exercised at any time prior to expiration.

The Registrant sought to resolve the portion of the Staff’s comment relating to the operation of the Fund’s strategy in the fourth paragraph of the section entitled “Principal Investment Strategies,” set forth in Response to Comment 4.

Comment 7 – Principal Risks

The Staff notes the first sentence of “Investment Strategy Risk” set forth below.

There is no guarantee that the Fund will be able to successfully minimize the taxable income generated by an investment in Fund Shares.

Please consider adding “Distribution Tax Risk.”

Response to Comment 7

The Registrant has considered the Staff’s comment and determined that the inclusion of “Distribution Tax Risk” would be inapplicable to the Fund. “Distribution Tax Risk” addresses the possibility that the returns distributed by the Fund would be, from a tax perspective, categorized as return of capital. However, the Fund is seeking not only to avoid income and capital gains distributions, but it is also seeking to avoid return of capital distributions as well. Its goal is to avoid any distributions of any kind.

Nevertheless, the Fund has revised the referenced disclosure as set forth below to more accurately describe its intention.

There is no guarantee that the Fund will be able to successfully avoid paying dividends.

Comment 8 – Principal Risks

The Staff notes “Active Market Risk” set forth the section entitled “Principal Risks.” Please consider consolidating this risk factor with the “Structural ETF Risks” disclosure or tailor this risk to other active market risks that are not already disclosed therein.

Response to Comment 8

Pursuant to the Staff’s comment, “Active Market Risk” has been relocated to be nested within “Structural ETF Risks.”

Comment 9 – Tax Information

Depending on the Fund’s distribution strategy, please consider tailoring the tax disclosures in this section to the risks of the Fund’s avoidance of the distributions. For instance, consider adding disclosure indicating that the Fund is seeking to avoid income and/or capital gains distributions and to the the extent it is not successful, the Fund’s distributions are expected to be taxed.

Response to Comment 9

The Registrant respectfully declines to revise the referenced disclosure as this section is not designed to highlight the risks of the Fund’s strategy, but merely to summarize the tax treatment of an investment in the Fund. The sections entitled “Principal Investment Strategies” and “Principal Risks” preceding this section both highlight the risks of the Fund’s strategy. The disclosure referenced by the Staff is designed to articulate the tax treatment of any distributions made by the Fund. It is not intended to contain strategy or risk disclosure. The disclosure set forth within that section, set forth below, is factually correct.

To the extent the Fund’s distributions are taxed, they are expected to be taxed as ordinary income, qualified dividend income and/or capital gains, unless you are investing through a tax-advantaged arrangement, such as a 401(k) plan or individual retirement account. . . Distributions in excess of the Fund’s current and accumulated earnings and profits will be treated as a return of capital. A return of capital distribution generally will not be taxable but will reduce the shareholder’s cost basis and will result in a higher capital gain or lower capital loss when those Fund Shares on which the distribution was received are sold. Once a Fund shareholder’s cost basis is reduced to zero, further distributions will be treated as capital gain if the Fund shareholder holds Fund Shares as capital assets.

Comment 10 – Additional Information About the Fund’s Principal Investment Strategies

Please conform the first sentence of the section entitled “Additional Information About the Fund’s Principal Investment Strategies—Additional Information About the Fund’s Principal Investment Strategy” with the Fund’s investment objective.

Response to Comment 10

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly as set forth below:

The Fund is an actively managed ETF that seeks to provide the total return, before fees and expenses, of the S&P 500® Index.

Comment 11 – Additional Information About the Fund’s Principal Investment Strategies

The Staff notes the section entitled “Additional Information About the Fund’s Principal Investment Strategies—Additional Information About the Fund’s Principal Investment Strategy.” Please further disclose how the Fund’s option strategy will help achieve the Fund’s investment objective.

Response to Comment 11

Pursuant to the Staff’s comment, the referenced section has been revised to include the following disclosure.

The Fund intends to invest substantially all of its assets in SPX ETF FLEX Options that are deeply “in-the-money” at the time of investment. It is anticipated that the strike prices of such options will be nearly $0.01. These SPX ETF FLEX Options provide the Fund exposure to the total return of the S&P 500® Index but do not pay dividends. To the extent that the Fund needs to meet redemptions, it will effectuate such redemptions on an “in-kind” basis to avoid generating income that would need to be paid out to shareholders in the form of a dividend. Therefore, to the extent that the Fund was unable to conduct redemptions on an in-kind basis, its ability to successfully achieve its goal of not paying dividends will be significantly impaired.

Comment 12 – Additional Information About the Fund’s Principal Investment Strategies

The Staff notes the final sentence of the second paragraph of the section entitled “Additional Information About the Fund’s Principal Investment Strategies—Additional Information About the Fund’s Principal Investment Strategy.” Please clarify how the Fund will “minimize the Fund’s taxable income.”

Response to Comment 12

Pursuant to the Staff’s comment, the referenced section has been revised to include the following disclosure set forth in the response above.

Comment 13 – Additional Information About the Fund’s Principal Investment Strategies

The Staff notes the first sentence of the third paragraph of the section entitled “Additional Information About the Fund’s Principal Investment Strategies—Additional Information About the Fund’s Principal Investment Strategy.” Please confirm that no more than 10% of the Fund’s assets will be in any investments other than SPX ETF FLEX Options.

Response to Comment 13

The Registrant so confirms. It is contemplated that the Fund will invest substantially all of its assets in SPX ETF FLEX Call Options.

Comment 14 – Additional Information About the Fund’s Principal Investment Strategies

The Staff notes the final sentence of the fourth paragraph of the section entitled “Additional Information About the Fund’s Principal Investment Strategies—Additional Information About the Fund’s Principal Investment Strategy.” Please consider adding this disclosure to the Item 4 discussion.

Response to Comment 14

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 15 – Additional Information About the Fund’s Principal Investment Strategies

Please summarize the disclosures set forth in the Item 4 discussion and/or expand the disclosures set forth in the Item 9 discussion so that they are not the same length.

Response to Comment 15

The Registrant notes the Staff’s comment but confirms that the Fund has nothing to disclose in Item 9 beyond what is being disclosed in Item 4 and that the Registrant believes that all of the disclosure set forth in Item 4 is appropriately included in the summary portion of the prospectus.

Comment 16 – Management of the Fund

The Staff notes the section entitled “Management of the Fund—Management Fee.” Please clarify in this section that the sub-advisor fees are included in the unitary management fee.

Response to Comment 16

Pursuant to the Staff’s comment, the referenced section has been revised as set forth below:

Out of the unitary management fee, Roundhill pays substantially all expenses of the Fund, including sub-advisory fees, the cost of transfer agency, custody, fund administration, legal, audit and other service and license fees.

Comment 17 – Statement of Additional Information

The Staff notes the absence of the management fees table referenced in the second paragraph of the section entitled “Investment Adviser and Other Service Providers—Investment Sub-Advisor.” Please confirm that this table will be included in this disclosure and provide the Staff with an outline of such table.

Response to Comment 17

The reference to such fees is inapplicable at the present time because the Fund has not yet launched and has therefore not paid any management fees or sub-advisory fees. Such disclosure has therefore been removed. However, when the Fund undergoes the annual amendment to its registration statement the amount of such fees will be included pursuant to the requirements of Form N-1A.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc:	Richard Coyle, Esq., Chapman and Cutler LLP